UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: January 12, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG and UBS AG, News Release, 12

January 2024

12 January 2024
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules
News Release
Changes to the UBS Board of Directors
Gail Kelly to be nominated for election to the Board of Directors at the upcoming Annual
General Meeting of UBS Group AG and of UBS AG. Dieter Wemmer will not stand for re-
election after eight years of Board membership.
Zurich/Basel, 12 January 2024 – The Board of Directors

of UBS Group AG announced today that it will
nominate Gail Kelly for election to the Board at the

Annual General Meeting on 24 April 2024.

Gail Kelly (born 1956) is a recognized leader

in the financial services sector and her

executive banking career
spans over 35 years. She served as the Group CEO

and Managing Director for two banks in Australia,

St.
George Bank (2002 to 2007) followed by Westpac Bank

Corporation (2008 to 2015). During her

CEO tenure
she navigated Westpac through the challenges of the Global

Financial Crisis and the successful merger

with
St. George Bank in 2008, the largest in market

financial services merger in Australia. After

her executive
career,

Ms. Kelly continues to hold a portfolio of

roles, leveraging her experience and insights as a

global
leader. She was a Senior Global Advisor to the UBS Group CEO and Group Executive Board from 2016 to
2023. She holds a bachelor’s degree of arts from the University of Cape Town and a Master of Business
Administration from the University of Witwatersrand,

South Africa. Ms. Kelly is an Australian citizen.

UBS Chairman Colm Kelleher commented:

"I am very pleased to announce the nomination

of Gail Kelly for
election to the Board. As one of the most influential

voices in the Asia Pacific financial industry

and an
acknowledged leader, Gail has an outstanding reputation and is recognized as an excellent bank CEO who
successfully navigated a merger. I greatly look forward to working with her on the Board."
The UBS Board of Directors also announced today that

Dieter Wemmer will not stand for re-election to the
Board of Directors of UBS Group AG and UBS AG. Joining in 2016,

he is the longest serving Board member
and has informed the Board of his decision to step

down. UBS Chairman Colm Kelleher commented:

“We
thank Dieter for his eight years of invaluable collaboration and distinguished service to our firm.

Dieter’s
formidable expertise and personality will be

missed on the Group Board. During his tenure on the Board of
UBS, Dieter was a member of the Risk Committee,

the Governance and Nominating

Committee, the
Compensation Committee and Audit Committee.

He has contributed significantly to the strong governance

at
UBS.”

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG and UBS AG, News Release, 12

January 2024

UBS Group AG and UBS AG
Investor Relations:
Switzerland:

+41-44-234 41 00
Media contact:
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
www.ubs.com/media

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements on Form
F-3 (Registration Numbers 333-263376 and 333-272452), and on Form S-8

(Registration Numbers
333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255;

333-228653; 333-
230312; 333-249143 and 333-272975), and into each prospectus outstanding under any of the
foregoing registration statements, (2) any outstanding offering circular or similar document issued or
authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are
incorporated into its registration statements filed with the SEC,

and (3) the base prospectus of
Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004

(Registration Number 333-
111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004

and
May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director
Date:

January 12, 2024